Exhibit 16


December 6, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated December 6, 2002, of RELM Wireless Corporation and are in agreement with the statements contained in the first and third paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


/s/ Ernst & Young LLP